UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐Form N-SAR

For Period Ended: January 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: January 31, 2008

PART I -- REGISTRANT INFORMATION
Inova Technology, Inc. Full Name of Registrant
Edgetech Services, Inc. Former Name if Applicable
233 Wilshire Blvd, Suite 400, Address of Principal Executive Office (Street and Number)
Santa Monica, CA 90401 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
Due to additional work involved with the acquisition of Desert Communications the filing of the 10Q for the period ending January 31, 2008 will not be filed by the due date. The Registrant expects that the 10Q filing will be complete and filed on or before the amended due date of March 21, 2008.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Adam Radly (Name)	800 (Area Code)	757 9808 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inova Technology Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  03/17/08

By /s/ Adam Radly, CEO

Adam Radly, CEO